EXHIBIT 6
                                                                       ---------

                                                           STRICTLY CONFIDENTIAL



                                  ARTEMIS S.A.
                         5, Boulevard de Latour Maubourg
                                   75007 Paris
                                     FRANCE





                                                                     May 3, 2002


CONFIDENTIAL
------------

Board of Directors
Samsonite Corporation
11200 East 45th Avenue
Denver, CO  80239


Ladies and Gentlemen:

            For the last two years, the management of Samsonite Corporation (the "Company"), with the help and support of the Board of Directors, has actively worked to reorganize the Company, reduce its cost structure, adjust its channels of distribution and streamline its marketing organization. Unfortunately, the Company is impeded by its debt load and capital structure, to further improve operations, resume a path of growth, and create value for its shareholders. It also appears that the Company might not be able to meet a number of financial deadlines that loom later in the year. Therefore, as management has acknowledged on several occasions, we believe that the Company needs to be recapitalized, in the most urgent manner.

            In light of the foregoing, Artemis SA ("Artemis") is pleased to provide you with its proposal, on the terms described below, for a restructuring investment in Samsonite and related transactions (the "Recapitalization").

            The Recapitalization would involve the investment of $125,000,000 of new equity capital and the replacement of the Company's existing senior credit facility with a new facility or facilities of $200,000,000. If desired by the holders of the Company's existing preferred stock, the Recapitalization could include an additional $35,000,000 of new equity capital that would be used to retire some of the Company's existing preferred stock (the "Partial Retirement").

            This proposed Recapitalization is subject to the conditions set forth in Annex A, satisfactory completion of legal due diligence and negotiation of the definitive agreements and other documentation necessary to effect the Recapitalization. We are prepared to work with you on an exclusive basis over the next 60 days to in order to complete these actions. We look forward to starting this process as soon as possible.

            1. Recapitalization Structure and Terms. The structure and material terms and conditions of the Recapitalization are set forth in Annex A.

            2. Financing. We contemplate that the equity portion of the Recapitalization would be funded as follows: $100 million from Artemis and affiliates and $25 million to be arranged by the Company (together with Artemis, the "Investors"). The Company would also arrange the $35 million of additional equity if the Company proceeds with the Partial Retirement.

                  We contemplate that the debt portion of the Recapitalization would be provided or arranged by ING Barings Limited. ING Barings Limited has delivered to us the commitment letter attached hereto as Annex B for financing for the Recapitalization in the form of a $125,000,000 term loan and a $75,000,000 revolving credit facility.

            3. Definitive Agreement. Our proposal is made subject to the execution of definitive documentation. The definitive agreement governing the Recapitalization will include terms and conditions typical for transactions of this type, including customary representations and warranties, the receipt of the necessary third party debt financing, the receipt of all necessary governmental and third party consents and approvals and a $5 million break up fee payable by the Company to Artemis upon customary triggers.

            4. Due Diligence. We and our advisors will require the opportunity to conduct customary legal due diligence and confirmatory business due diligence in order to provide a definitive and binding proposal. We would of course agree to keep information obtained through our due diligence confidential and are prepared to enter into a customary form of confidentiality agreement (with no standstill provisions) toward that end.

            5. Exclusivity. By countersigning this letter, the Company agrees that for the sixty calendar day period beginning on the date of such countersignature (as the same may be extended, the "Exclusivity Period"), the Company will not directly or indirectly (a) solicit, negotiate, encourage or discuss with any third party (or continue any current solicitations, negotiations or discussions concerning) a Competing Transaction (as defined below), (b) furnish non-public Company information to any third party or any representative thereof or (c) permit any of its directors, officers, partners, agents, representatives or employees to do any of the foregoing. The Company will promptly disclose to Artemis the terms of any proposal or inquiry that it or its representatives may receive concerning any possible or proposed Competing Transaction and the identity of the person(s) making such proposal or inquiry. For the purposes of this letter, "Competing Transaction" shall mean a transaction with any person other than Artemis or its affiliates and representatives involving the direct or indirect sale of, or retirement or repurchase of, 10% or more of the equity or voting interests (on a direct or convertible basis) of the Company, 10% or more of the Company's business or assets (based on market value), any merger, consolidation or recapitalization directly or indirectly involving the Company, or any similar transaction.

            6. Expenses. The Company agrees to reimburse the Investors for all out-of-pocket costs and expenses incurred by them with respect to the Recapitalization, including legal and accounting fees and fees charged by ING Barings Limited in connection with its financing of the Recapitalization, up to a maximum of $2,500,000. Such reimbursement will be paid whether or not the Recapitalization occurs or a definitive transaction agreement is entered into and will be payable on the earlier of (a) the execution of definitive documentation relating to a Recapitalization and (b) the expiration of the Exclusivity Period.

            7. Process. We are submitting this proposal with the expectation that we can finalize any remaining due diligence and complete definitive documentation relating to the transaction by the end of the Exclusivity Period. By signing below, you represent that the Company's Board of Directors, with the approval of a majority of the directors of the Company not designated by Artemis, has approved the execution of this letter, and you and we agree to work together exclusively to reach definitive agreements, subject to the terms and conditions set forth in this letter, and to honor the provisions of paragraphs 5 and 6 of this letter. During the Exclusivity Period, we would expect that both of us would devote substantial time and resources to providing and analyzing any information reasonably required by the other and to finalizing the requisite documentation.

            8. Miscellaneous. This agreement shall be governed by and construed in accordance with the laws of the State of New York without regard to the conflict of laws provisions thereof and may be amended, modified or waived only by a separate writing executed by each of the parties hereto. This agreement may be executed in two or more counterparts, all of which taken together will constitute one binding agreement. As used in this agreement, the term "person" will be broadly interpreted to include any individual, corporation, partnership or other legal or other body or entity. Each of the parties hereto agrees that any action or proceeding based hereon shall be brought and maintained exclusively in the courts of the State of New York located in the city and county of New York or in the United States District Court for the Southern District of New York. Each of the parties hereto hereby irrevocably submits to the jurisdiction of the foregoing courts for the purpose of any such action or proceeding and irrevocably agrees to be bound by any judgment rendered thereby in connection with such action or proceeding. Each of the parties hereto hereby irrevocably waives, to the fullest extent permitted by law, any objection which it may have or hereafter may have to the laying of venue of any such action or proceeding brought in any of the foregoing courts and any claim that any such action or proceeding has been brought in an inconvenient forum.

            We and our counsel are prepared to move forward immediately to finalize the definitive terms of the Recapitalization, and we look forward to working with you to complete the Recapitalization as promptly as possible. If you have any questions about our proposal, please do not hesitate to call Bernard Attal at (212) 808-0081. You may also contact our legal advisors, David
A. Katz and Mark Gordon of Wachtell, Lipton, Rosen & Katz, at (212) 403-1000.

            Paragraphs 5, 6, 7 (second sentence only) and 8 of this letter are intended to be, and shall become binding upon Artemis and the Company, upon the execution of this letter by the Company, but the terms and conditions regarding the proposed Recapitalization in the other paragraphs and in Annex A shall not be binding upon the parties and do not constitute an offer capable of acceptance. The parties shall have no legal obligation to engage in or consummate the Recapitalization unless and until the parties enter definitive agreements relating thereto, and no party shall have any liability for failure to enter into any such definitive agreements.

            Our proposal, and our offer to commence exclusive negotiations, will terminate at 5:00 p.m. (New York time) on May 17, 2002, unless the Company countersigns this letter and returns a copy to us before such time.

We look forward to working with you toward a successful transaction.



                                    Very truly yours, ARTEMIS S.A.


                                    By:/s/ Francois-Henri Pinault
                                       ------------------------------
                                       Name:  Francois-Henri Pinault
                                       Title: Gerant-Financier Pinault



Agreed and accepted on behalf of
SAMSONITE CORPORATION


By:_____________________________
Name:

                                     ANNEX A

                              INDICATIVE TERM SHEET
              CONVERTIBLE PREFERRED SHARES OF SAMSONITE CORPORATION


Issuer:           Samsonite Corporation ("SAMC" or the "Company");
------


Securities:       Two classes of convertible preferred stock having identical
----------        economic terms (collectively, the "Convertible Preferred");


Amount:           $220,000,000 (the "Investment"), including $125,000,000 (the
------            "Base New Equity Amount") from a group of new investors (the
                  "New Equity Investors"), who will receive "Series A"
                  Convertible Preferred, and $95,000,000 from the conversion of all the existing preferred stock ("Existing Preferred") into "Series B" Convertible Preferred;

                  If the Company arranges for additional new equity of up to $35,000,000, then at the discretion of the holders of the Existing Preferred, the New Equity Investors will purchase up to an additional $35,000,000 of Series A Convertible Preferred (the "Additional New Equity Amount"), the proceeds of which will be used to repurchase up to $35 million of the $95.0 million of the Series B Preferred, as determined by the current holders of preferred stock among themselves (the "Additional Series A Investment");


Price:            $1,000 per unit;
------


Use of Proceeds:  The Base New Equity Amount ($125,000,000) will be
---------------   used to reduce the Company's indebtedness. In particular, the proceeds will be applied first to the retirement of at least
                  50.1% of the 10-3/4% senior subordinated notes of the Company in a Company tender offer;

                  The Additional New Equity Amount (up to $35,000,000) will be used as set forth above;


Liquidation
Preference:       $220,000,000 plus all value of unpaid cash dividends;
----------


Maturity:         Perpetual;
--------


Dividends:        Dividends on the Convertible Preferred shall accrue and be
---------         paid quarterly at the annual rate of 5% of liquidation
                  preference, and shall be paid in cash; provided that if the Company is unable to pay any quarterly dividend in cash, then the dividend will be paid in kind in additional shares of Convertible Preferred. In addition, the

                  Convertible Preferred shall be entitled to participate on an as-converted basis in any dividends or distributions (other than Qualified Recapitalizations (as defined below) paid on the Company's common stock);


Conversion Price: $0.25 per share
----------------


Ranking:          Senior to the Company's existing common stock;
-------


Optional          Convertible into common stock at any time at the
Conversion:       option of each holder at the Conversion Price, less any
----------        accrued but unpaid cash dividends, subject to anti-dilution adjustment and indemnification provisions;


Mandatory         SAMC will mandatorily convert the Convertible
Conversion:       Preferred (on the same terms as the optional conversion)
----------        upon a Qualified Listing, a Qualified Recapitalization, or a Change of Control (as defined below);

                  A "Qualified Listing" is defined as a sale of existing or newly issued common stock of SAMC for aggregate proceeds of not less than $75 million, and at a per share price that is at least 125% of the Conversion Price in effect at the date of the listing, on one of the European or US markets to be specified in the Investment Agreement for the Convertible Preferred;

                  A "Qualified Recapitalization" is defined as a transaction in which SAMC redeems shares of common stock and/or pays a dividend, in either case, in excess of $25 million in the aggregate, or any transaction with a similar effect;

                  A "Change of Control" is defined as a transaction in which (a) any unrelated person becomes the beneficial owner of more than 50% of the voting equity of the Company, or of more than 35% and more than is then held by the New Equity Investors, (b) any unrelated person obtains the power to designate a majority of the Board of Directors of or ensure that the affairs of that company are conducted in accordance with the directions of such person or (c) any merger, consolidation, recapitalization or other significant corporate transaction as a result of which the beneficial owners of the voting equity of the Company immediately before such transaction do not hold (in the same proportions as they hold before such transaction) at least 60% of the equity interest in the surviving or resulting entity;

Voting Rights:    The Series A and Series B Convertible Preferred will vote
-------------     together with SAMC's common stock as a single class and
                  will represent 56% and 42%, respectively, of the total voting power of the Company's capital stock (or 71% and 27%, respectively, if the Additional Series A Investment is made). On any matter to be voted upon by the common or capital stock of the Company, all of the shares of the Series A Convertible Preferred shall be voted in accordance with the vote of the majority of such Series A shares.
                  Certain significant transactions, including mergers, recapitalizations, share issuances and asset sales, will require separate class approval of the Series A Convertible
                  Preferred.

Board of          Holders of the Series A Convertible Preferred will elect
Directors:        two-thirds of the directors of the Company, or three-fourths
---------         if the Additional Series A Investment occurs. The Company and holders of the Series A and Series B Convertible Preferred will enter into a stockholders agreement that will provide that after the Convertible Preferred is converted to common, the New Equity Investors will continue to be entitled to elect two-thirds (or three-fourths, as the case may be) of the directors of the Company for so long as they hold in the aggregate 75% of the number of shares of common stock they acquire (on an as-converted basis) in the initial investment.
                  If such holdings fall below 75%, the New Equity Investors shall be entitled to elect a number of directors proportionate to their aggregate equity interest in the Company;


Conditions Of
the Investment:   o     SAMC will negotiate with the holders of the Existing
--------------    Preferred for the conversion of such Existing Preferred into shares of Series B Convertible Preferred at a conversion price equal to the liquidation preference of the Existing Preferred at the time of the conversion divided by $95,000,000. As noted above, the Company will repurchase up to $35 million of the $95,000,000 million of the Series B Preferred, as determined by the holders of the Existing Preferred among themselves, using the proceeds from the Additional Series A Investment;

                  o SAMC will tender for at least 50.1% of the 10 3/4% senior subordinated notes at a minimum price necessary to retire 50.1% of such notes. At the same time, SAMC will obtain the noteholders' consent to waive any change of control provisions that could be triggered by the completion of the Investment;

                  o SAMC and the investors in the Convertible Preferred will negotiate in good faith, to execute and deliver an Investment Agreement related to the Investment;

                  o SAMC will obtain a commitment for a new senior credit facility of at least $170 million on terms acceptable to the investors in the Convertible Preferred, to replace the Company's current senior credit facility;

                  o Pro-forma for the Investment (after conversion of the Existing Preferred and the tender offer for the senior subordinated notes), the net indebtedness of SAMC will not exceed $305 million, adjusted to eliminate the seasonal effects on the Company's working capital, but including the funding expenses associated with the completion of the Investment;

                  o     Customary representations and warranties;

                  o     Receipt of any necessary SAMC stockholder approvals;

                  o     Satisfactory completion of due diligence;

                  o     Absence of any material adverse effect;


Expenses/Fees:    SAMC shall (i) reimburse the New Equity Investors for all
-------------     out-of-pocket expenses and costs incurred in connection
                  with the evaluation, negotiation and completion of the Investment up to a maximum amount of $2.5 million, and (ii) pay to the New Equity Investors an equity funding fee of 2.5% of their investment. The Investment Agreement will provide for a $5 million break-up fee to be paid to Artemis upon the occurrence of customary triggering events.